UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42683

Julong Holding Limited

(Translation of registrant’s name into English)

Room 2009, Building A, Times Fortune World

No.1 Hangfeng Road, Fengtai District

Beijing, China 100070
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K (the “Report”) is hereby incorporated by reference in the registration statement of Julong Holding Limited (the “Company”) on Form F-3 (File No. 333-297664) to the extent not superseded by documents or reports subsequently filed or furnished.

2

EXPLANATORY NOTE

Julong Holding Limited, a Cayman Islands exempted company (the “Company”) is furnishing this Form 6-K to provide results for the six months ended March 31, 2026 in connection with the unaudited interim condensed consolidated financial statements for the six months ended March 31, 2026.

3

Exhibits Index

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of March 31, 2025 and March 31, 2026 and for the Six Months Ended March 31, 2025 and March 31, 2026
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Six Months Ended March 31, 2026
99.3	Earning Release, dated as of August 18, 2026
101. INS	Inline XBRL Instance Document.
101. SCH	Inline XBRL Taxonomy Extension Schema Document
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Julong Holding Limited

By:	/s/ Jiaqi Hu
Name:	Jiaqi Hu
Title:	Chairman of the Board of Directors Chief Executive Officer

Dated: August 18, 2026

5